SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Global Traffic Network, Inc.

(Name of Subject Company (Issuer))

GTCR Gridlock Acquisition Sub, Inc.

GTCR Gridlock Holdings (Cayman), L.P.

(Names of Filing Persons (Offerors))

GTCR Gridlock Holdings, Inc.

GTCR Gridlock Partners, Ltd.

GTCR Fund X/A AIV LP

GTCR Fund X/C AIV LP

GTCR Investment X AIV Ltd.

(Names of Filing Persons (other person(s))

Common Stock, par value $.001 per share	37947B103
(Titles of classes of securities)	(CUSIP number of class of securities)

Christian B. McGrath

GTCR Gridlock Holdings (Cayman), L.P.

300 N. LaSalle Street, Suite 5600

Chicago, Illinois 60654

(312) 382-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Edward Sonnenschein

Bradley C. Faris

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

(212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$283,276,196.00	$32,888.37

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 20,234,014 shares of common stock, par value $.001 per share, of Global Traffic Network, Inc. at a purchase price of $14.00 per share. Such number of shares consists of (i) 19,060,350 shares of common stock issued and outstanding as of July 22, 2011 and (ii) 1,173,664 shares of common stock that are expected to be issuable before the expiration of the Offer under options and other rights to acquire shares of common stock.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00011610 of the transaction valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $.001 per share (the “Shares”), of Global Traffic Network, Inc., a Nevada corporation (“Global”), at a purchase price of $14.00 per share (the “Offer Price”), payable net to the seller in cash, without interest and less applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. This Schedule TO is being filed on behalf of Parent, the Purchaser, GTCR Gridlock Holdings, Inc., GTCR Gridlock Partners, Ltd., GTCR Fund X/A AIV LP, GTCR Fund X/C AIV LP, and GTCR Investment X AIV Ltd. (collectively, the “Filing Persons”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

(a)	Name and address.

The name of the subject company and the issuer of the securities to which this Schedule TO relates is Global Traffic Network, Inc. (“Global”). Global’s principal executive offices are located at 880 Third Avenue, 6th Floor, New York, New York 10022. The telephone number at Global’s principal executive offices is (212) 896-1255.

(b)	Securities.

The information set forth in the Offer to Purchase under the caption “Introduction” is incorporated herein by reference.

(c)	Trading market and price.

The information set forth in the Offer to Purchase under the caption “The Offer — Section 6. Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a)	Name and address.

This Schedule TO is filed by the Filing Persons. The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “The Offer — Section 9. Certain Information Concerning Parent, U.S. Parent and the Purchaser” and “Schedule I” is incorporated herein by reference.

(b)	Business and background of entities.

The information set forth in the Offer to Purchase under the captions “The Offer — Section 9. Certain Information Concerning Parent, U.S. Parent and the Purchaser” and “Schedule I” is incorporated herein by reference.

(c)	Business and background of natural persons.

The information set forth in the Offer to Purchase under the captions “The Offer — Section 9. Certain Information Concerning Parent, U.S. Parent and the Purchaser” and “Schedule I” is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a)	Material Terms.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 5. Effects of the Offer”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “Special Factors — Section 7. Dissenter’s Rights; Rule 13e-3”; “The Offer — Section 1. Terms of the Offer”; “The Offer — Section 2. Acceptance for Payment and Payment for Shares”; “The Offer — Section 3. Procedure for Tendering Shares”; “The Offer — Section 4. Withdrawal Rights”; “The Offer — Section 5. Certain Material U.S. Federal Income Tax Consequences”; “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” and “The Offer — Section 11. Conditions of the Offer” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions.

The information set forth in the Offer to Purchase under the captions “Special Factors — Section 1. Background; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares” “Special Factors — Section 9. Certain Relationships Between Parent, U.S. Parent or the Purchaser and Global” and “Special Factors — Section 10. Interests of Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

(b)	Significant corporate events.

The information set forth in the Offer to Purchase under the captions “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Global after the Offer and Merger”; “Special Factors — Section 3. Recommendation by Global’s Board of Directors and the Special Committee”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “Special Factors — Section 7. Dissenter’s Rights; Rule 13e-3”; “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares”; “Special Factors — Section 9. Certain Relationships between Parent, U.S. Parent or the Purchaser and Global” and “The Offer — Section 9. Certain Information Concerning Parent, U.S. Parent and the Purchaser” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a)	Purposes.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Global after the Offer and the Merger” and “Special Factors — Section 4. Position of William L. Yde III and the Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

(c)(1)-(7) Plans.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Global after the Offer and the Merger”; “Special Factors — Section 5. Effect of the Offer”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” and “The Offer — Section 10. Source and Amounts of Funds” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a), (b) Source of funds; Conditions.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “The Offer — Section 10. Source and Amounts of Funds” and “The Offer — Section 11. Conditions of the Offer” is incorporated herein by reference.

(d)	Borrowed funds.

The information set forth in the Offer to Purchase under the captions “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” and “The Offer — Section 10. Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

(a)	Securities ownership.

The information set forth in the Offer to Purchase under the captions “Introduction”; “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares”; “Special Factors — Section 9. Certain Relationships between Parent, U.S. Parent or the Purchaser and Global”; “Special Factors — Section 10. Interests of Directors and Executive Officers in the Offer and the Merger”; and “Schedule I” is incorporated herein by reference.

(b)	Securities transactions.

The information set forth in the Offer to Purchase under the captions “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions” and “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a)	Solicitations or recommendations.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” and “The Offer — Section 13. Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements

(a)	Financial Information.

Financial statements for the offeror are not material because the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the Offer is for all outstanding securities of the subject class.

(b)	Pro forma information.

Pro forma financial information is not material to the Offer.

Item 11.	Additional Information

(a)(1) Agreements.

The information set forth in the Offer to Purchase under the captions “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares”; “Special Factors — Section 10. Interests of Directors and Executive Officers in the Offer and the Merger” and “The Offer — Section 9. Certain Information Concerning Parent, U.S. Parent and the Purchaser” is incorporated herein by reference.

(a)(2)-(5) Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 5. Effects of the Offer”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “Special Factors — Section 7. Dissenter’s Rights; Rule 13e-3”; “The Offer — Section 1. Terms of the Offer”; “The Offer — Section 5. Certain Material U.S. Federal Income Tax Consequences”; “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations”; “The Offer — Section 11. Conditions of the Offer”; “The Offer — Section 12. Certain Legal Matters” and “The Offer — Section 15. Miscellaneous” is incorporated herein by reference.

(c)	Other material information.

The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated as of August 9, 2011.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Summary Advertisement published on August 9, 2011.

(b)	Letter Agreement, dated as of August 2, 2011, by and among Parent, GTCR Gridlock Holdings, Inc. and GTCR Fund X/A AIV LP.

(d)(1)	Agreement and Plan of Merger, dated as of August 2, 2011, among Parent, GTCR Gridlock Holdings, Inc , the Purchaser and Global (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Global with the Securities and Exchange Commission on August 3, 2011).

(d)(2)	Contribution, Non-Tender and Support Agreement, dated as of August 2, 2011, by and between Parent and William L. Yde III.

(d)(3)	Amended and Restated Confidentiality Agreement, dated as of August 2, 2011, by and between Global and GTCR Golder Rauner II, LLC.

(d)(4)	Letter Agreement, dated as of August 2, 2011, by and between Parent and William L. Yde III.

(d)(5)	Guaranty, dated as of August 2, 2011 by GTCR Fund X/A AIV LP in favor of Global (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Global with the Securities and Exchange Commission on August 3, 2011).

(g)	None.

(h)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2011

GTCR Gridlock Acquisition Sub, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Gridlock Holdings (Cayman), L.P.

By:	GTCR Gridlock Partners Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Gridlock Holdings, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Gridlock Partners, Ltd.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Fund X/A AIV LP

By:	GTCR Partners X/A&C AIV LP
Its:	General Partner

By:	GTCR Investment X AIV Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Fund X/C AIV LP

By:	GTCR Partners X/A&C AIV LP
Its:	General Partner

By:	GTCR Investment X AIV Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Investment X AIV Ltd.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of August 9, 2011.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Summary Advertisement published on August 9, 2011.

(b)	Letter Agreement, dated as of August 2, 2011, by and among Parent, GTCR Gridlock Holdings, Inc. and GTCR Fund X/A AIV LP.

(d)(1)	Agreement and Plan of Merger, dated as of August 2, 2011, among Parent, GTCR Gridlock Holdings, Inc , the Purchaser and Global (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Global with the Securities and Exchange Commission on August 3, 2011).

(d)(2)	Contribution, Non-Tender and Support Agreement, dated as of August 2, 2011, by and between Parent and William L. Yde III.

(d)(3)	Amended and Restated Confidentiality Agreement, dated as of August 2, 2011, by and between Global and GTCR Golder Rauner II, LLC.

(d)(4)	Letter Agreement, dated as of August 2, 2011, by and between Parent and William L. Yde III.

(d)(5)	Guaranty, dated as of August 2, 2011 by GTCR Fund X/A AIV LP in favor of Global (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Global with the Securities and Exchange Commission on August 3, 2011).

(g)	None.

(h)	None.